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SECURITIES [barcode] ION

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SEC FILE NUMBER
8-13026

RECEIVED DEC 23 2002 165 WASH, D.C. MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Funds Assoc. Inc
1701 Chili Ave.
Rochester
New York 14624

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BETTE CARDAMONE (585) 235 3607
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS MATTEO
(Name — if individual, state last, first, middle name)

23 JACKSON ST (Address) BATAVIA (City) NY (State) 14021 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Raymond J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates Inc, as of 10/31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BETTE LU CARDAMONE
Notary Public, State of New York
Monroe County
Commission expires Dec. 31, 2006

Bette Lu Cardamone
Notary Public

Signature

Pres.
Title

This report** contains (check all applicable boxes):.

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended October 31, 2002 and October 31, 2001.

(See Accountant's Opinion)

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

THOMAS D. MATTEO
Certified Public Accountant

23 Jackson Street
Post Office Box 923
Batavia, NY 14021

(716)344-1778
FAX 344-0444

Tax Planning& Preparation
Financial Statements
Computer Services

Mr. Raymond Zollo, President
Mutual Funds Associates, Inc.
1701 Chili Avenue
Rochester, NY 14624

Dear Mr. Zollo:

I have audited the accompanying balance sheets of Mutual Funds Associates, Inc. as of October 31, 2002 and 2001, and the related statements of income, retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Pursuant to Sec Rule 17a-5, based upon my review of your accounting system and procedures for safeguarding securities, I believe that no material weakness in your internal accounting controls were disclosed during my examination.

In my opinion, 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

November 22, 2001

MUTUAL FUNDS ASSOCIATES, INC.
BALANCE SHEETS
October 31, 2002 and October 31, 2001.
(See Accountant's Opinion)

ASSETS	10/31/02	10/31/01
Cash	$258,141	$197,877
Commissions receivable	54,736	12,051
Prepaid Insurance	441	882
Accrued Management Fees	933	2776
Deferred Tax - Federal		
Deferred Tax - NYS (Note D)		
Total Current Assets	314,251	213,586
Total Assets	314,251	213,586

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	6,276	2,800
Commissions payable	96,102	13,400
Accrued corporate taxes	9,828	9,149
Total Current Liabilities	112,206	25,349
Stockholder's equity:		
200 shares, no-par value authorized		
15 shares issued and outstanding	6,000	6,000
Retained earnings	196,045	181,834
Total stockholder's equity	202,045	187,834
Total liabilities and stockholder's equity	314,251	213,183

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended October 31, 2002 and October 31, 2001.
(See Accountant's Opinion)

	10/31/02		10/31/01	
Income:				
Commissions	378,086	52.5%	327,020	68.0%
Annuities	337,963	46.9%	37,374	7.8%
Variable Life	2	0.0%	10,500	
Interest	14,767	2.1%	20,268	4.2%
Gain/(Loss) on investment	(12,290)	-1.7%	(15,204)	-3.2%
Rent income	1,590	0.2%	1,545	0.3%
Total income	720,118	100.0%	480,587	100.0%
Expenses:				
Commissions	609,649	84.7%	421,691	87.7%
Management fees	51,725	7.2%	52,790	11.0%
Dues and sub(net of reimbursement)	(1,670)	-0.2%	145	0.0%
Rent – office	24,000	3.3%	24,000	5.0%
Rent – equipment	12,000	1.7%	12,000	2.5%
Genl operating costs(net of reimb)	280	0.0%	200	0.0%
Office supplies and postage	3,480	0.5%	3,520	0.7%
Insurance	2,378	0.3%	2,273	0.5%
Telephone	587	0.1%	511	0.1%
Legal and accounting	2,800	0.4%	2,890	0.6%
Penalties	0	0.0%	0	0.0%
Total expenses	705,229	97.9%	520,021	108.2%
Net income(loss) before taxes	14,889	2.1%	(39,433)	-8.2%
Provision for income taxes:				
Current Tax Expense	678	0.1%	18,700	0.5%
Deferred Tax Expense (Note D)	0	0.0%	0	0.5%
Total	678	0.1%	18,700	0.5%
NET INCOME (LOSS)	14,211	2.0%	(58,133)	0.5%
Retained earnings beginning of period	181,834		239,967	
Retained earnings end of period	196,045		181,834	

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended October 31, 2002 and October 31, 2001
(See Accountant's Opinion)

Year end 10/31/02	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$181,834	$187,834
Net Income(Loss) for the year	0	14,211	$14,211
Balance, end of year	$6,000	$196,045	$202,045

Year end 10/31/01	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$239,967	$245,967
Net Income(Loss) for the year	0	(58,133)	($58,133)
Balance, end of year	$6,000	$181,834	$187,834

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASHFLOWS
For the years ended October 31, 2002 and October 31, 2001
(See Accountant's Opinion)

CASH FLOWS FROM OPERATING ACTIVITIES	10/31/02	10/31/01
Net Income	$14,211	($58,133)
Change in assets and liabilities:		
(Increase) Decrease in:		
Commissions receivable	(42,685)	3,727
Prepaid expenses	441	(344)
Accrued Management Fees	(1,843)	(2,776)
Prepaid Taxes		9149
Increase (Decrease) in:		
Accounts payable	3,476	0
Commissions payable	82,702	(6,237)
Accrued corporate taxes	679	9,096
Total Adjustments	42,770	12,615
NET INCREASE IN CASH AND CASH EQUIVALENTS	60,264	19,298
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	197,877	178,579
CASH AND EQUIVALENTS AT END OF PERIOD	258,141	197,877

There were no investing or financing activities during the fiscal years ended October 31, 2002 and 2001

Supplemental disclosure of cash flow information:

Cash paid during the year for:	10/31/02	10/31/01
Income taxes	678	386

Disclosure of acocunting policy:
For purposes of the statement of cash flows the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
Years ended October 31, 2002 and October 31, 2001
(See Accountant's Opinion)

Note A – Summary of accounting policies

The following is a summary of significant accounting policies which have been consistently applied by the Corporation in the preparation of the financial statements for the years ended October 31, 2002 and 2001.

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed soley by those funds. Mutual Funds Associates is strictly a representative. Mutual Funds Associates, Inc. client base is mostly from the Western New York area.

Accounting methods:
Mutual Funds Associates, Inc. is a Subchapter C corporation using the accrual method of accounting.

Note B – Related party transaction:

For the fiscal years ended October 31, 2002 and 2001 the Corporation paid its sole shareholder

	10/31/02	10/31/01
Commissions	185,224	181,845
Rent – office and equipment	36,000	36,000
Management fees		
	221,224	217,845

For the fiscal years ended October 31, 2002 and 2001 the Corporation paid its affiliate, Accuvest Planning, Inc.

	10/31/02	10/31/01
Management fees	51,725	52,790

Note C – Net capital requirements:

The company, as a registered broker and dealer in securities, is subject to the Securities and Echange Commission's Uniform Net Capital Rule which requires a ratio of aggregate indebtedness to net capital. The ratio is a follows:

	10/31/02	10/31/01
Adjusted net capital	167,461	210,955
Aggregate indebtedness	112,206	103,031
Aggregate indebtedness to net capital rati	67.00%	48.84%

Note D – Deferred income taxes:
The company has a deferred income tax asset of $5,991.00 (Federal) and $3,158.00 (State) for the year ended October 31, 2002. The deferral is due to non-deductible unrealized losses on money market liquid funds.
The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
SUPPORTING SCHEDULES FROM PART 11A FORM X-17A-5
Years ended October 31, 2002 and October 31, 2001.
(See Accountant's Opinion)

COMPUTATION OF ADJUSTED NET CAPITAL	10/31/02	10/31/01
Total ownership equity	$202,045	$196,983
Adjustments required per computation on Form X-17A-5, Part IIA, Page 3		
15% reduction for funds in money markets	25,737	27,447
Non-allowable assets	1,374	3,658
Adjusted net capital, line 10	$174,934	$165,878

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required: (6 2/3% of total liabilities) 10/31/01(6 2/3% x 22,893) 10/31/02(6 2/3% X 112206)	$7,473	$1,715
Minimum dollar net capital requirement	$5,000	$5,000
Excess of net capital, line 10, over larger minimum net capital requirement	$167,461	$160,878
Excess net capital of 100%	$163,713	$164,848
Net capital – per member	$174,934	$165,878
Net capital – per independent auditor	$174,934	$165,878

After reviewing the members net capital calculation, no material differences existed between the members calculation and our calculation.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.